

Michael Mooney · 3rd

Partner at Joshpe Mooney Paltzik LLP

New York, New York · 227 connections · **Contact info**

 **Unitonomy**

 **The Ohio State Univ‹**
Moritz College of La‹

Experience



Founding Investor
Unitonomy
Jun 2019 – Present · 1 yr 3 mos

Partner
Joshpe Mooney Paltzik LLP
Jan 2018 – Present · 2 yrs 8 mos
Greater New York City Area

Partner
Joshpe Law Group LLP
Jul 2010 – Jan 2018 · 7 yrs 7 mos
New York City; Cincinnati, Ohio

Legal Counsel
Citco Fund Services (USA), Inc.
Mar 2007 – May 2008 · 1 yr 3 mos

 ### Associate

 Cleary Gottlieb Steen & Hamilton
2005 – 2007 · 2 yrs

Education

 **The Ohio State University Moritz College of Law**
JD, Law
2002 – 2005

 **Kenyon College**
1991 – 1995

Skills & Endorsements

Litigation · 6

Meredith Roblyer and 5 connections have given endorsements for this skill

Legal Research · 5

Marian Goetze and 4 connections have given endorsements for this skill

Appeals · 3

Meredith Roblyer and 2 connections have given endorsements for this skill

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